UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .            .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated October 28, 2019	1

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Te1.[34] 935 71o 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols has launched the refinancing process of the fmancial senior secured debt, by means of a new financing amounting up to €5,300M, in order to continue with its long term growth strategies. This new fmancing includes Term Loan B ("TLB")for institutional investors, and the issuance of senior secured bonds. In addition, a new revolving credit facility will be syndicated by banks. The main goals of this refinancing are, among others, to reduce the cost of debt, to increase the tenor, and to improve terms flexibility given the strong credit and rating profile of Grifols. The refinancing is fully underwritten by the following entities: Bank of America Merrill Lynch, BNP Paribas, HSBC, J.P. Morgan and BBVA. In Barcelona, on 28 October 2019 Nuria Martin Barnes Secretmy to the Bom·d of Directors - · 01-100-& F [!) ISO 140 OHSAS IIOOUOOI [!) •.'• 1 - W.I.,..tom 10 tiOS.OIUII 1:A:::!-TOVR I'*n

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 28, 2019